1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/05/21:	In accordance with FSC 5/20 announcement, the Company’s annual general meeting is postponed

99.02	Announcement on 2021/05/25:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

99.03	Announcement on 2021/05/25:	Chunghwa Telecom Singapore Pte. Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.04	Announcement on 2021/06/01:	Board of directors resolved to postpone the Company's annual general meeting to August 20th, 2021

99.05	Announcement on 2021/06/10:	Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from NOKIA

99.06	Announcement on 2021/06/10:	Chunghwa Telecom announces its operating results for May 2021

99.07	Announcement on 2021/05/10:	May 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

In accordance with FSC 5/20 announcement, the Company’s annual general meeting is postponed

Date of events: 2021/05/21

Contents:

1.	Date of occurrence: 2021/05/21

2.

Due to “Measures for public companies to postpone shareholders' meetings for pandemic prevention”, the Company suspended the convening of a shareholders’ meetings from 24 May to 30 June 2021.The Company will postpone the shareholders’ meeting to dates between 1 July and 31 August 2021 through the passage of a resolution by the board of directors. The original shareholders' meeting suspended was scheduled on: 2021/05/28

3.	Any other matters that need to be specified: None

EXHIBIT 99.02

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from Chunghwa Telecom

Date of events: 2021/05/25

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 1F, laboratory building, No. 16*, Minzu Rd., Banqiao Dist., New Taipei City, Taiwan

2.	Date of occurrence of the event: 2021/05/25

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: total 23 pings.

Unit price: NT$950 per ping per month

Total transaction amount: NT$1,267,300

Right-of-use asset: NT$1,151,471

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Choosing the most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment period: four years and ten months

Monthly payment

Restrictions and other important agreements in the contract: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The reference basis: Price negotiation

The decision-making unit: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/07/29

25.	Date of ratification by supervisors or approval by the audit committee: 2021/07/29

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2021/07/29).

EXHIBIT 99.03

Chunghwa Telecom Singapore Pte. Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2021/05/25

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Room 408, 4F, No.3*, Aiguo E. Rd., Da’an Dist., Taipei City, Taiwan

2.	Date of occurrence of the event: 2021/05/25

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 45.30 square meters, equivalent to 17.16 pings.

Unit price: NT$1,474.36 per ping per month

Total transaction amount: NT$910,800

Right-of-use asset: NT$894,973

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd. ; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: location of the property and the overall business planning considerations.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: quarterly payment

Payment period: 2021/06/01~2024/05/31

Restrictive covenants and other important terms and conditions: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

The price reference basis: bargaining according to market conditions

The decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/05/25

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

Chunghwa Telecom Singapore Pte. Ltd. does not have supervisors or audit committee.

EXHIBIT 99.04

Board of directors resolved to postpone the Company's annual general meeting to August 20th, 2021

Date of events: 2021/06/01

Contents:

1.	Date of the board of directors' resolution: 2021/06/01

2.	Shareholders meeting date: 2021/08/20

3.	Shareholders meeting time: 9:00a.m.

4.	Shareholders meeting location: Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan)

5.	Cause for convening the meeting, please refer to material information published on: 2021/02/23

6.	Any other matters that need to be specified: None

EXHIBIT 99.05

Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from NOKIA

Date of events: 2021/06/10

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Mobile broadband construction project

2.	Date of occurrence of the event: 2021/01/06~2021/06/10

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: Mobile broadband construction project, totaling NT$2.39 billion

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Nokia Solutions and Networks Oy

Relationship with the company: None

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: According to the contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Mobile broadband construction project

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: No

24.	Date of the board of directors resolution: N/A

25.	Date of ratification by supervisors or approval by the audit committee: N/A

26.	The transaction is to acquire a real property or right-of-use asset from a related party: N/A

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.06

Chunghwa Telecom announces its operating results for May 2021

Date of events: 2021/06/10

Contents:

1.	Date of occurrence of the event:2021/6/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for May 2021 increased year over year to NT$ 16.34 billion, mainly due to the increase of mobile service revenue driven by the success of upsell of service package as well as the data communications revenue and broadband access revenue grew due to the increasing stay-at-home related demand resulted from the COVID-19 pandemic. Operating costs and expenses remained flat year over year at NT$ 12.56 billion. Operating income was NT$ 3.78 billion. Income before tax was NT$ 3.81 billion. Net income attributable to stockholders of the parent company was NT$ 2.96 billion. EPS was NT$0.38, which increased year over year. In addition, revenue approximately achieved the second quarter guidance previously announced while operating income, pretax income and EPS all exceeded the guidance.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom

June 10, 2021

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
May	Net sales	16,335,973	16,110,489	(+) 225,484	(+)1.40%
Jan.-May	Net sales	82,777,158	79,978,000	(+)2,799,158	(+)3.50%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	3,033,797

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	67,369
	Fair Value	246
	The amount of unrealized gain(loss) recognized this year	-2,025

Settled Position	Total amount of contract	607,103
	The amount of realized gain(loss) recognized this year	-2,513

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	540,476
	Fair Value	-241
	The amount of unrealized gain(loss) recognized this year	-1,992

Settled Position	Total amount of contract	546,580
	The amount of realized gain(loss) recognized this year	5,374

b Trading purpose : None